Continental Writes New Chapter in Success Story

- Operating result increases to €1.6 billion despite costs for raw materials
- Sales climb to €14.887 billion / preliminary figures
- Dividend proposal doubled to €2.00 for 2006
- International automotive supplier wants to boost sales and earnings further in 2007

Frankfurt/Hanover, February 22, 2007. In 2006, Continental AG wrote another new chapter in its success story, outperforming the prior year's record figures for sales and earnings for the fifth time in a row. The international automotive supplier has thus again achieved its ambitious goals despite massive increases in raw material prices totaling €317 million and negative effects from the production cutbacks undertaken by U.S. car manufacturers. "We kept our word, and we want to keep up our impressive track record this year as well," said Continental Executive Board chairman Manfred Wennemer on Thursday at the financials press conference in Frankfurt. He pointed out that, in a period of ten years, the Company has almost tripled sales while increasing the operating result fivefold. "So our long-term strategy is paying off, for our shareholders as well: With our dividend proposal of €2.00 we are not only doubling last year's amount, we are paying more than five times as much as ten years ago. Furthermore, our employees worldwide are likewise benefiting from the success of the Company. We have again raised our voluntary profit sharing payment."

Sales, earnings, finances and capital expenditure

Based upon preliminary figures, **consolidated sales** increased by 7.6% to €14,887.0 million (2005: €13,837.2 million). Roulunds Rubber A/S contributed €45.3 million to sales (starting May 2006), and Motorola's automotive electronics business €528.4 million (starting July 2006). This was partly offset by the loss of sales following the disposal of the Sealing Systems and Stankiewicz units, and the North American off-the-road tire operations. Before changes in the scope of consolidation and exchange rate effects, consolidated sales were up 5.8%.

The **consolidated operating result (EBIT)** increased by €94.8 million over the previous year to €1,601.9 million, a rise of 6.3% (2005: €1,507.1 million).

The return on sales was down slightly to 10.8% (2005: 10.9%), due primarily to the initial consolidation of the business operations acquired from Motorola. Roulunds contributed €2.0 million to EBIT. Motorola's automotive electronics business impacted EBIT by €88.9 million. Excluding Motorola's automotive electronics business, the return on sales amounts to 11.8%. Before changes in the scope of consolidation and special effects, EBIT rose by €101.7 million or 6.4% compared to the previous year. **Net income attributable to the shareholders of the parent** rose by €52.3 million or 5.6% to €981.9 million (2005: €929.6 million). This corresponds to earnings per share of €6.72 (2005: €6.38).

The **ROCE** for the Continental Corporation amounts to 18.7% (2005: 19.4%). "Excluding Motorola's automotive electronics business with a full capital basis, but just a half-year EBIT, the ROCE amounts to 21.5%," explained CFO Dr. Alan Hippe. Net indebtedness increased by €687.8 million to €1,181.0 million. Thus, the gearing ratio is 25.1%, as opposed to 13.0% at the end of 2005. In 2006, the Corporation invested a good €800 million, spending €677.0 million on **research and development**, 14.9% more than in the previous year.

Sales and earnings of the divisions

Sales by the **Automotive Systems** division increased in 2006 to €5,994.4 million, up 14.6% compared with 2005 (€5,230.6 million). Motorola's automotive electronics business contributed €528.4 million to sales (starting July 2006). Before changes in the scope of consolidation and exchange rate effects, sales were up 4.8%. "Automotive Systems maintained its successful course despite some headwind in the U.S.A.," explained Dr. Karl-Thomas Neumann, Executive Board member responsible for the division. In 2006, Automotive Systems recorded a decrease in its EBIT of 6.6% to €532.2 million (2005: €570.1 million) and achieved a return on sales of 8.9% (2005: 10.9%) as well as a ROCE of 13.8% (2005: 18.4%). Excluding Motorola's automotive electronics business, the ROCE amounts to 19.8%. Before changes in the scope of consolidation and special effects, sales increased by €40.7 million or 6.8% to €639.2 million (2005: €598.5 million). The adjusted return on sales amounts to 11.7% (2005: 11.4%).

The **Passenger and Light Truck Tires** division lifted its sales to €4,693.6 million, up 5.6% compared with 2005 (€4,444.6 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 5.3%.

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The Passenger and Light Truck Tires division reported a 2.7% decline in its EBIT to €650.9 million (2005: €669.0 million), generating a return on sales of 13.9% (2005: 15.1%) and a ROCE of 24.9 % (2005: 26.9%). Before changes in the scope of consolidation and special effects, EBIT was down €4.6 million or 0.7%. "In view of various negative impacts, particularly the €169 million increase in raw material costs, we have done a really good job, also in comparison with our competitors," said Executive Board chairman Wennemer, who is also responsible for the division. With 106.3 million tires sold, sales volume was slightly higher than in 2005. Business in the NAFTA region showed a gratifying development: "We markedly improved the adjusted EBIT in the NAFTA region despite the extremely adverse conditions and recorded a significant profit in the replacement business for the second year in a row. The extent of further improvement in the passenger and light truck tires business in the NAFTA region depends primarily on the trend in raw material costs."

Sales of the **Commercial Vehicle Tires** division rose to €1,468.3 million, up 6.5% compared with 2005 (€1,379.2 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 10.5%. The Commercial Vehicle Tires division reported an 11.0% decline in its EBIT to €136.2 million (2005: €153.0 million), generating a return on sales of 9.3% (2005: 11.1%) and a ROCE of 16.1% (2005: 18.4%). Before changes in the scope of consolidation and special effects, EBIT rose by €2.8 million or 2.6%. Increased raw material prices amounting to approximately €109 million impacted the result compared with the previous year. The division lifted worldwide truck tire sales by 4.2% to 6.9 million tires. "We have prepared for further growth with additional capacity at low-cost locations in Slovakia, Brazil and Malaysia," said Dr. Hans-Joachim Nikolin, Executive Board member responsible for the division.

The **ContiTech** division recorded a decrease in sales to €2,868.7 million, down 0.9% compared with 2005 (€2,894.2 million). Before changes in the scope of consolidation and exchange rate effects – mainly from the loss of sales from the Stankiewicz business unit amounting to €201.5 million for the last three quarters of 2005 – sales rose by 6.9%.

The ContiTech division improved its EBIT by 98.6% to €318.6 million (2005: €160.4 million) and achieved a return on sales of 11.1% (2005: 5.5%) as well as a ROCE of 25.9% (2005: 12.2%).

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Before changes in the scope of consolidation and special effects, EBIT rose by €53.4 million or 20.6%. "All in all, the successful integration of Phoenix AG, which was acquired in 2004, is paying off more and more," said Gerhard Lerch, Executive Board member responsible for the division. "We will integrate our new acquisitions as well, and intensify our internationalization activities in order to continue growing profitably."

Employees

At the end of 2006, Continental had 85,224 employees worldwide, including more than 6,700 engineers and scientists. "With extensive recruiting activities and marketing initiatives, we have succeeded in making Continental even more attractive as an employer of choice while gaining over 1,300 young talents for the company from the areas of technology, science and business," stressed Human Resources Director Thomas Sattelberger. "Parallel to the success on the talent market, we have kept our labor costs at a competitive level worldwide."

Dividend

The Executive Board will propose to the Supervisory Board that the dividend be increased by 100% to €2.00 per share. The proposal to be presented to the Annual Shareholders' Meeting on April 24 is still, however, subject to the decision of the Supervisory Board. The dividend paid, together with the 17.5% increase in the share price in 2006, represent a total shareholder return of 18.8% for the year as a whole. "The return for investors continues to be attractive," said Dr. Hippe.

Outlook 2007

"Consolidated sales for fiscal 2007 will grow as a result of the full consolidation of the business operations acquired from Motorola. Organic growth of at least 5% is expected as well. At the same time, we anticipate a further improvement in our absolute consolidated operating result, with positive effects coming from the current easing of raw material prices, the latter still being, however, at a very high level," said Executive Board chairman Wennemer. "We will initiate additional activities to achieve a more efficient balance sheet structure in 2007 as well. Such activities could include acquisitions, organic growth as well as a higher, shareholder-return orientated dividend in the future. Share buy-backs are considered unlikely."

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Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
D-30165 Hanover
Ph: +49 511 938-1485
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
D-30165 Hanover
Ph: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

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